Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 16, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 115 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 115”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Monday, February 8, 2016, with respect to Amendment No. 115. Amendment No. 115 was filed on December 22, 2015 and included disclosure with respect to the SPDR MSCI EAFE Fossil Fuel Free ETF and SPDR MSCI Emerging Markets Fossil Fuel Free ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 115.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 115. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 115.

Prospectus Comments

Both Funds

1.	Comment: We note each Fund’s non-fundamental investment policy to invest at least 80% of its net assets in component securities that comprise its index, but that a Fund also may invest in equity securities not included in its index. For some investors, particularly those with a social responsibility focus, the reference to “free” in your name implies a complete absence of fossil fuels in their portfolio. As noted in the Rule 35d-1 Names Rule release, the 80% test is not intended to act as a safe harbor. With this in mind, please tell us how you concluded your name was not misleading.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant notes that the name of the SPDR MSCI EAFE Fossil Fuel Free ETF has been changed to “SPDR MSCI EAFE Fossil Fuel Reserves Free ETF” and the name of the SPDR MSCI Emerging Markets Fossil Fuel Free ETF has been changed to “SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF.” Rule 35d-1 requires a fund with a name that suggests that the fund focuses on a particular type of investment or a particular industry to adopt a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment or in investments in the particular industry (“Rule 35d-1 80% policy”). The Registrant believes each Fund’s name suggests investments in securities of companies that are “fossil fuel reserves free,” as defined in the “The Fund’s Principal Investment Strategy” section of its Prospectus,1 and that the Fund has adopted an appropriate Rule 35d-1 80% policy, which is also stated in the registration statement.

The Registrant notes that although the SPDR MSCI EAFE Fossil Fuel Reserves Free ETF and SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF’s Rule 35d-1 80% policy only requires each Fund to invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in securities of companies that do not own fossil fuel reserves, because the investment objective of each Fund is to track the performance of the MSCI EAFE ex Fossil Fuels Index and MSCI Emerging Markets ex Fossil Fuels Index, respectively (each, an “Index”), the Registrant expects, under normal circumstances, that each Fund will invest significantly more than 80% of its assets in securities of the fossil fuel reserves free companies that comprise its Index.

2.	Comment: Please remove the word “material” from the following sentence included in each “The Fund’s Principal Investment Strategy” section:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index. The Fund will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy.

Response: The Registrant has removed the applicable sentence.

3.	Comment: Please confirm if a Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of either Fund’s average net assets during its first year of operation.

4.	Comment: We note that many companies with financial exposure to fossil fuel reserves, such as pipeline companies, oil field service providers and financial institutions, are included in each Fund’s Index. If a Fund’s portfolio as a whole will be materially exposed to the fossil fuel industry despite the exclusion from the Index of companies with fossil fuel reserves, please revise the Fund’s risk disclosure to address such exposure.

[1]	Each “The Fund’s Principal Investment Strategy” section defines companies that are “fossil fuel reserves free” to be “companies that do not own fossil fuel reserves.” Each “The Fund’s Principal Investment Strategy” section further states that “[f]or purposes of the composition of the Index, fossil fuel reserves are defined as proved and probable coal, oil or natural gas reserves used for energy purposes, but do not include metallurgical or coking coal, which is primarily used in connection with steel production.”

Response: The Registrant does not expect that a Fund’s portfolio as a whole will be materially exposed to the fossil fuel industry (e.g., pipeline companies and oil field service providers) and believes that the disclosure appropriately sets forth the risks of investing in the Fund. Therefore, neither Fund has revised its disclosure.

5.	Comment: The Staff notes the inclusion of a “Derivatives Risk” discussion in each Fund’s “Principal Risks of Investing in the Fund” section. Please include disclosure in each “The Fund’s Principal Investment Strategy” section noting what types of derivatives the Fund may use as part of its principal investment strategy and how the Fund intends to use such derivatives as part of its principal investment strategy.

Response: The Registrant notes the following disclosure currently included in each “The Fund’s Principal Investment Strategy” section:

Futures contracts may be used by the Fund in seeking performance that corresponds to its Index and in managing cash flows.

6.	Comment: Please revise the “Fossil Fuel Free Ownership Risk” discussion in each Fund’s “Principal Risks of Investing in the Fund” section to be more informative to investors. In particular, please explain what may cause a portfolio of securities that excludes companies that hold fossil fuel reserves to trail the returns on a portfolio of securities that includes companies that hold fossil fuel reserves.

Response: The “Fossil Fuel Free Ownership Risk” discussion has been revised as follows:

Fossil Fuel Reserves Free Ownership Risk: The lack of ownership of fossil fuel reserves may potentially have an adverse effect on a company’s profitability. The returns on a portfolio of securities that excludes companies that own fossil fuel reserves may trail the returns on a portfolio of securities that includes companies that own fossil fuel reserves. Investing only in a portfolio of securities of companies that do not own fossil fuel reserves may affect the Fund’s exposure to certain types of investments and may impact the Fund’s performance depending on whether such investments are in or out of favor in the market.

7.	Comment: The Staff notes the references to “large and mid-capitalization” companies in each Fund’s “The Fund’s Principal Investment Strategy” section. Please provide a meaningful market capitalization range of the companies currently included in each Fund’s Index universe.

Response: Because the market capitalization range of companies eligible for and included in each Fund’s Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes that each Fund’s “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections discuss the Fund’s focus on large- and mid-capitalization companies.

8.	Comment: Please disclose how much notice shareholders will receive in the event of a change to a Fund’s investment objective.

Response: If a Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

9.	Comment: We note inclusion of a discussion of “Concentration Risk” in the “Additional Risk Information - Non-Principal Risks” section. If either Fund is concentrated in a certain industry or industries, please include appropriate disclosure in the “Principal Risks of Investing in the Fund” section.

Response: Because each Fund’s strategy is to track the respective Index, a Fund’s investments will generally be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that disclosure is included in each “Principal Risks of Investing in the Fund” section related to sectors representing a significant portion of the respective Index as of July 29, 2016.

10.	Comment: With respect to the “Conflicts of Interest Risk” discussion in the “Additional Risk Information” section, the Staff notes the statement that the discussion “does not purport to be a comprehensive list or complete explanation of all potential conflicts of interests which may affect a Fund.” Please confirm the discussion addresses all known material conflicts of interest.

Response: The Registrant believes the “Conflicts of Interest Risk” discussion presents a reasonable and informative discussion of all known material conflicts of interest.

SPDR MSCI EAFE Fossil Fuel Free ETF

11.	Comment: Please quantify the term “significant portion,” as used in the following sentence:

As of [December 31, 2015], a significant portion of the Index comprised companies in the [financial] sector, although this may change from time to time.

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised.

12.	Comment: Please include a brief statement explaining why disclosure relating to Japan and the United Kingdom are included under “Geographic Focus Risk” in the Fund’s “Principal Risks of Investing in the Fund” section.

Response: The following sentence in the fourth paragraph in “The Fund’s Principal Investment Strategy” section has been revised as follows:

As of July 29, 2016[~~December 31, 2015]~~, a significant portion of the Index comprised companies in the ~~[~~financial~~]~~ sector and in companies located in Japan, the United Kingdom and Europe, although this may change from time to time.

SPDR MSCI Emerging Markets Fossil Fuel Free ETF

13.	Comment: Please quantify the term “significant portion,” as used in the following sentence:

As of [December 31, 2015], a significant portion of the Index comprised companies in the [financial and technology] sectors, although this may change from time to time.

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised.

14.	Comment: Please include a brief statement explaining why disclosure relating to China and South Korea are included under “Geographic Focus Risk” in the Fund’s “Principal Risks of Investing in the Fund” section.

Response: The following sentence in the fourth paragraph in “The Fund’s Principal Investment Strategy” section has been revised as follows:

As of July 29, 2016[~~December 31, 2015]~~, a significant portion of the Index comprised companies in the ~~[~~financial and technology~~]~~ sectors and in companies located in China and South Korea, although this may change from time to time.

15.	Comment: Please explain how the Index determines whether issuers are economically tied to the emerging markets countries included in the Index.

Response: The Index Provider classifies each issuer in one country. The Index Provider generally determines the country classification of an issuer based on the issuer’s country of incorporation and the primary listing of its securities. To the extent that an issuer is incorporated in a different country than the country in which its securities are principally traded, the Index Provider considers the following additional set of criteria to determine the issuer’s country classification: (i) the secondary listings of the issuer’s securities, if any; (ii) the geographic distribution of the issuer’s shareholder base; (iii) the location of the issuer’s headquarters; (iv) the geographic distribution of the issuer’s operations (in terms of assets and revenues); (v) the issuer’s history with respect to these criteria; and (vi) the country in which investors consider the issuer to be most appropriately classified based on communications between the Index Provider and investors.

16.	Comment: Please revise the following sentence to replace “have historically included” with “includes” or “consists of.” In addition, please confirm that if the Parent Index changes its composition, the Fund will re-evaluate the reference to “Emerging Markets” in the Fund’s name.

Countries covered in the Parent Index have historically included Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

Response: The Registrant has made the requested change and confirms that the Fund’s name will continue to reflect the composition of the Index.

17.	Comment: With respect to “Geographic Focus Risk,” we note inclusion of disclosure with specific references to China and South Korea. Please quantify the approximate amount of the Fund’s portfolio that will be invested in Chinese and South Korean companies. In addition, to the extent it is material, clarify the exchanges from which the Fund will purchase Chinese shares and address any specific trading, ownership or liquidity-related issues associated with these exchanges.

Response: As noted in the response to Comment 14, the following sentence in the fourth paragraph in “The Fund’s Principal Investment Strategy” section has been revised as follows:

As of July 29, 2016[~~December 31, 2015]~~, a significant portion of the Index comprised companies in the ~~[~~financial and technology~~]~~ sectors and in companies located in China and South Korea, although this may change from time to time.

The following has been added to the end of the “China” discussion in the “Principal Risks of Investing in the Fund” section, and similar disclosure has been added to the end of the “China” discussion in the “Additional Risk Information” section:

The Fund may invest in shares of Chinese companies traded on stock markets in Mainland China or Hong Kong. These stock markets have recently experienced high levels of volatility, which may continue in the future. The Hong Kong stock market may behave differently from the Mainland China stock market and there may be little to no correlation between the performance of the Hong Kong stock market and the Mainland China stock market.

In addition, the following discussion has been included in the “Investment Policies” section of the SAI:

INVESTMENTS IN SECURITIES OF CHINESE COMPANIES

Each Fund may invest in securities of Chinese companies. Investments in Chinese companies may include B shares of companies listed on the Shanghai and Shenzhen Stock Exchanges, H shares of companies incorporated in Mainland China and listed on the Hong Kong Stock Exchange, shares of Red Chip companies with controlling Chinese shareholders that are incorporated outside of Mainland China and listed on the Hong Kong Stock Exchange, and shares of P-Chips companies with controlling Chinese shareholders incorporated outside of China, listed on the Hong Kong Stock Exchange. B Shares are equity securities issued by companies incorporated in China and are denominated and traded in U.S. dollars and Hong Kong dollars (“HKD”) on the Shanghai and Shenzhen Stock Exchanges, respectively. B Shares are available to foreign investors. H Shares are equity securities issued by companies incorporated in Mainland China and are denominated and traded in HKD on the Hong Kong Stock Exchange and other foreign exchanges. P-Chips are equity securities issued by companies incorporated outside of Mainland China and listed on the Hong Kong Stock Exchange. Companies that issue P-Chips generally base their businesses in Mainland China and are controlled, either directly or indirectly, by nongovernment owned entities. Red Chips are equity securities issued by companies incorporated outside of Mainland China and listed on the Hong Kong Stock Exchange. Companies that issue Red Chips generally base their businesses in Mainland China and are controlled, either directly or indirectly, by the state, provincial or municipal governments of the People’s Republic of China.

SAI Comments

18.	Comment: The Staff notes certain disclosure throughout the SAI is in brackets. Please confirm that all bracketed information will be updated or confirmed prior to the Funds’ launch.

Response: The Registrant confirms that all bracketed information will be updated or confirmed in the final registration statement.

19.	Comment: The Staff notes the “Index Provider and Other Persons” discussion in the “Management of the Trust” section states that an “unaffiliated index provider may make payments from its own assets to other persons in consideration for services provided or other activities that may facilitate investment in SPDR Funds.” Please explain any role a Fund or the Adviser has in encouraging these activities. Without limitation, please confirm if the fee paid by the Adviser to use the Index reflects the index provider’s activities mentioned in this discussion and whether this arrangement imposes any costs directly or indirectly onto shareholders.

Response: Neither the Fund nor the Adviser encourages such activities. Nonetheless, out of an abundance of caution, the Registrant has disclosed the possibility that an index provider may make such payments. Any such payments would not impose any costs directly or indirectly onto the Fund’s shareholders.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.